W. Soren Kreider IV +1 212 450 4387 w.soren.kreider@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

March 9, 2023

Re:	Priveterra Acquisition Corp.

Registration Statement on Form S-4

Filed February 9, 2023

File No. 333-269006

  CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E., Washington, D.C. 20549

Attention:	Tracie Mariner, Kevin Vaughn, Cindy Polynice and Joe McCann

Dear Ms. Mariner, Mr. Vaughn, Ms. Polynice and Mr. McCann:

On behalf of our client, Priveterra Acquisition Corp. (the “Company”), this letter sets forth the Company’s response to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated February 27, 2023 (the “Comment Letter”), relating to the Company’s registration statement on Form S-4 Amendment (the “Registration Statement Amendment 1”), filed on February 9, 2023.

The Company has updated the Registration Statement Amendment 1 and is filing a further amended registration statement on Form S-4 (the “Registration Statement Amendment 2”) together with this response letter. The Registration Statement Amendment 2 also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement Amendment 2.

Registration Statement on Form S-4 Amendment filed February 9, 2023

Summary Term Sheet, page viii

1.	We note your disclosures on pages viii and xvii concerning the development of ABP-450 and the market opportunity it presents. Please revise the Summary Term Sheet and Q&A sections to discuss the funding needs of the combined company. With reference to your disclosures on pages 222 and 224, disclose the expected costs for the ongoing Phase 2 clinical study with respect to migraine and the expected cost of the Phase 2 open-label extension study, and highlight that it is possible that the combined company will not have the funding to complete one or both of these Phase 2 studies. Also revise to highlight risks related to the funding of the combined company including (i) the risk that the $45 million cash closing condition could be waived thereby leaving the company without sufficient funds to operate the business and (ii) the risk that the combined company might only have sufficient cash to fund its operating plan through September 30, 2023 in the event that the $45 million threshold were met without any additional funding.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages vii and xvi of the Registration Statement Amendment 2.

U.S. Securities and Exchange Commission

Q. What will be the ownership interest of the post-Business Combination company..., page xiii

2.	Please update the table to reflect the holdings of the Interim Financing Investors or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the table footnotes on pages xii to xiii of the Registration Statement Amendment 2 to disclose that the Interim Financing Investors are included in ‘AEON Stockholders’ in the referenced table.

Proposal 1: The Business Combination Proposal, page 96

3.	We note your response to our comment 13; however, it remains unclear whether the comparable company analysis presented on page 108 is the same or distinct from the “valuations of precedent merger and acquisition targets in similar and adjacent sectors” which is referenced on page 106.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the analysis presented on page 108 is the same as the “valuations of precedent merger and acquisition targets in similar and adjacent sectors” which is referenced on page 100. The Company has revised the language on page 96 of the Registration Statement Amendment 2 accordingly.

Priveterra Board’s Reasons for the Approval of the Business Combination, page 105

4.	We note the revised disclosures on pages 108-109. Please revise to disclose whether and, if so, how the Board considered risks relating to potential waiver of the cash condition, including risks that at closing the combined company might not have sufficient funds to meet its working capital needs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 108 of the Registration Statement Amendment 2 accordingly.

Prospective Financial Information, page 111

5.	Please revise to explain why Priveterra did not request and/or receive financial forecasts from AEON during the negotiations. Also, revise the disclosure here and in the Background section to explain why the parties decided to jointly prepare a forecast of revenue and why this joint forecast was prepared and/or presented to the Priveterra board subsequent to the board’s November 21 unanimous determination that the Business Combination is fair to Priveterra and its Stockholders and that the Business Combination Proposal is in the best interests of Priveterra and its Stockholders and that it recommended that Priveterra’s Stockholders vote “FOR” the proposal.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Priveterra jointly prepared with AEON, and the Priveterra board of directors received, the illustrative financial forecast described in the Registration Statement that was reviewed with the Priveterra board of directors on November 23, 2022, the date of the approval by the Priveterra board of directors of the Business Combination. No additional financial forecasts were prepared or presented to the Priveterra board of directors, as AEON does not prepare any such forecasts in the ordinary course of its business and the Priveterra board of directors and management did not view any additional financial forecasts to be material to a decision to approve the Business Combination, as is customary in U.S. biotechnology transactions similar to this Business Combination. The Company revised the disclosure on pages 102 to the Registration Statement Amendment 2 accordingly.

March 9, 2023	2

U.S. Securities and Exchange Commission

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 147

6.	Please address the following regarding your response to prior comment 17:

• We note from your response to our prior comment 17 that AEON demonstrates its ability to raise significant equity from investors at market terms at the time of the merger and therefore considers the trust proceeds in evaluation of equity at risk in Scenario 1.  Please explain to us your consideration of the provision in ASC 810-10-15-14 that requires an assessment based on “equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements.”  In this regard, it does not appear that the trust proceeds would be reported as equity in AEON’s financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pro forma financial statements and related disclosures to remove Scenario 1 because of the redemptions from the trust that took place on February 10, 2023, with only one accounting conclusion as the outcome of the transaction being the forward asset acquisition with Priveterra as the accounting acquirer.

• In your response to the sixth bullet of prior comment 17, you indicate that you have not evaluated or determined a break even level of redemptions and that you do not believe it is practicable to determine a point estimate. You also indicate in your response that you believe the maximum redemption scenario is the most likely. Revise to disclose that you have not identified the break even level of redemptions and to provide sufficient sensitivity analysis in the disclosure to give the reader a better understanding of the expected level of redemptions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pro forma financial statements and related disclosures to remove Scenario 1 as discussed above. As such, the break even level of redemptions is no longer relevant to determining the accounting for the transaction.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 147

7.	You disclose on page x that unless waived “by the parties to the Business Combination Agreement, and subject to applicable law, the Closing is subject to a number of conditions set forth in the Business Combination Agreement, including, among others: (i) there being at least $45,000,000 in Available Closing Cash.” In your response, you indicate that neither party has an intention to waive the closing cash requirements. Revise page x as well as your pro forma narrative and footnotes for Scenario 2 to disclose whether each party currently plans to waive or not waive the closing cash requirements. Disclose whether you will inform/update shareholders so that at the time of the shareholder vote they understand whether the parties will or will not waive the $45 million minimum cash condition, and as applicable, at what cash level(s).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that neither party currently intends to waive the closing cash requirements and has revised pages x and 248 of the Registration Statement Amendment 2. The Company will update shareholders so that at the time of the shareholder vote they understand whether the parties will or will not waive the $45 million minimum cash condition, and as applicable, at what cash level(s).

March 9, 2023	3

U.S. Securities and Exchange Commission

Migraine, page 222

8.	We reissue prior comment 22 in part. Please revise to explain the preclinical work that you and/or third parties have conducted for ABP-450 as a preventative treatment for migraine. If no preclincial work has been conducted, then revise to explain why AEON’s management believes that ABP-450 may prove to have potential as a preventative treatment for migraines.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 195 and 196 of the Registration Statement Amendment 2.

Our Pipeline, page 222

9.	Explain why the combined company plans to focus the resources from the business combination on the Phase 2 clinical study for episodic migraine as opposed to the other programs, including the cervical dystonia candidate that appears to be further along in clinical development.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 201 of the Registration Statement Amendment 2.

Gastroparesis, page 225

10.	Please revise the disclosure identifying the “safe and effective” dosing range to remove any inference that FDA has or will find that the product candidate is safe and effective at this range or any range.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 198 of the Registration Statement Amendment 2.

March 9, 2023	4

U.S. Securities and Exchange Commission

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ W. Soren Kreider IV

W. Soren Kreider IV

cc:	Oleg Grodnensky, Chief Operating Officer,

Priveterra Acquisition Corp.

Lee Hochbaum, Davis Polk & Wardwell LLP

B. Shayne Kennedy, Latham & Watkins LLP

J. Ross McAloon, Latham & Watkins LLP

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